Exhibit 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 28, 2019 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2018 AUDITED ACCOUNTS AND FINANCIAL REPORTS

The Company seeks shareholder adoption of the Company’s 2018 audited accounts (the “Audited Accounts”), which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2018. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2018 Himax Annual Report which has been available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. YUAN-CHUAN HORNG AS AN INDEPENDENT DIRECTOR

Mr. Yuan-Chuan Horng will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax. A retiring director shall be eligible for re-election.

Mr. Yuan-Chuan Horng has been the independent director of Himax since our reorganization in October 2005. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng retired from the position as vice president of the Finance Division of China Steel Corporation, a TWSE-listed Corporation, effective November 30, 2016. During his 40 years of services with China Steel Corporation Group, Mr. Horng held various positions including general manager, assistant vice president and vice president in the Finance Divisions. Mr. Horng currently serves as an independent director of President Securities Corporation, listed on TWSE, since June 2018. He holds a B.A. degree in economics from Soochow University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Mr. Yuan-Chuan Horng as an Independent Director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.	TO AMEND AND RESTATE THE COMPANY’S AMENDED AND RESTATED 2011 LONG-TERM INCENTIVE PLAN BY EXTENDING ITS DURATION FOR THREE (3) YEARS TO SEPTEMBER 6, 2022

The Company seeks shareholder adoption in relation to amending and restating Company’s amended and restated 2011 Long-Term Incentive Plan by extending its duration for three (3) years to September 6, 2022. The Company’s amended and restated 2011 Long-Term Incentive Plan has been duly approved by Directors of the Company and AGM held in 2016. The Plan will allow the Company’s “Participants” as employees, directors and service providers the opportunity to acquire share ownership in the Company for the main purposes of encouraging Participants to devote their best efforts to the business of the Company thereby advancing the interests of the Company and its shareholders.

The Company’s amended and restated 2011 Long-Term Incentive Plan will expire on September 6, 2019. However, the granted shares under the Plan has accumulated only 5.7 million shares as of June 30, 2019, approximately 28.5% of the total 20 million Shares Authorization. There will be around 14.3 million shares non-granted, approximately 71.5% of the total 20 million Shares Authorization, as remaining quota applicable for the Plan. The Company would like to duly extend Three (3) years in respect of the Expiration Date of the Company’s amended and restated 2011 Long-Term Incentive Plan to September 6, 2022, rather than arranging and renewing a full new Long-Term Incentive Plan. A copy of the Company’s “2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016 And 2nd Amended and Restated as of August 28th day, 2019” is as attached hereto.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

IV. OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2018 Audited Accounts and Financial Reports, and

2.	Re-election of Mr. Yuan-Chuan Horng as an Independent Director of the Company, and

1.	To amend and restate the Company’s amended and restated 2011 Long-Term Incentive Plan by extending its duration for three (3) years to September 6, 2022.

Himax Technologies, Inc.
By:
	Name:	Jordan Wu
	Title:	Director, CEO and President

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